EXHIBIT 16

                                 Summary of Terms
                                QVC Bridge Funding


         Loan: QVC will make a bridge loan to QVC Pro-gramming Holdings on arm's-length terms. The QVC loan will be drawn down only after $1.1 billion of bank financing (all available bank financing), not reduced by any fees or holdback, and all capital contributions are used to purchase shares tendered. The loan will be structured so as not to be a margin loan.

         Lender:              QVC, Inc.

         Borrower:            QVC Programming Holdings, Inc.

         Principal Amount:    Up to $60 million,* drawn in one or more
                              installments. In addition, QVC will lend up to an amount equal to $266 million,* which represents the aggregate amount to be received by the Company as the exercise price of options exercised immediately prior to the closing of the tender offer
                              (assuming all options are exercised).

         Term:                2 months.

         Interest:            Prime Rate (to be defined) plus 2.00% per
                              annum, payable at maturity.

         Subordination:       The QVC loan will be subordinated to the
                              bank tender offer facility.

         Security:            The QVC loan will not be secured.

         Condition Precedent: The QVC loan is conditioned on the tender offer expiring no later than 12:00 mid-
                              night on February 9, 1995.
         _____________________
         * This amount assumes the tender of all of the shares issued upon exercise of 100% of outstanding options as well as all other outstanding shares (other than shares owned by QVC Programming Holdings). To the extent that less than 100% of such shares are tendered, the maximum aggregate principal amount of the bridge loan will be reduced. Under no circumstances will the amount of the loan, when added to the amount, if any, required to fund the "rabbi" trust, exceed $326 million.


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